Exhibit 99.1

NEXA RESOURCES S.A. PROXY STATEMENT ANNUAL GENERAL MEETING OF SHAREHOLDERS JUNE 18, 2019 GENERAL INFORMATION This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Nexa Resources S.A. (the “Company”, “Nexa”, “we”, “our” or “us”) for use at the 2019 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on June 18, 2019, at 9:30 a.m. Luxembourg time at the Company’s registered office located at 37A Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement and our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report on Form 20-F”) are available on our website at https://ir.nexaresources.com/shareholdersmeeting and under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Copies of the Company’s consolidated financial statements and annual accounts for the financial year ended December 31, 2018 are available on our website at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the Record Date (as defined below) through the delivery methods described below. This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.” Status as a Foreign Private Issuer and SEC foreign Issuer We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. In accordance with applicable Canadian securities laws, as an “SEC foreign issuer” (as such term is defined in National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), we are exempt from certain requirements under Canadian securities laws relating to continuous disclosure obligations, proxy solicitation and certain other matters provided that we comply with appropriate requirements in the United States and our jurisdiction of incorporation, if applicable. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures. These are discussed in further detail under the heading “Corporate Governance” below in this Proxy Statement. How May the Annual General Meeting Materials Be Accessed? (a) Street name holders (beneficial shareholders) We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are mailing a notice (the “Information Notice”) on May 15, 2019 regarding internet availability of Proxy Materials to our street name holders (beneficial shareholders) of record as of close of business (EDT) on 1

May 13, 2019 (the “Record Date”). You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2018 and our Annual Report on Form 20-F on the website referred to in the Information Notice (https://ir.nexaresources.com/shareholdersmeeting) or street name holders (beneficial shareholders) may request to receive a printed set of the Proxy Materials. The Information Notice, this Proxy Statement and Annual Report are, or will be, available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice. This permits us to conserve resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials. (b) Registered shareholders We are mailing the Proxy Materials on May 15, 2019 to all registered shareholders of our common shares as of the Record Date. Who May Vote? Only registered shareholders or street name holders (beneficial shareholders) of our common shares as of the Record Date will be entitled to notice of the Meeting and to vote at each of the Meeting. As of the Record Date, 133,320,513 common shares were issued and outstanding, out of which 132,667,727 common shares are entitled to one vote per common share at the Meeting. As of the Record Date the Company holds 652,786 common shares in treasury as a result of the Company’s share repurchase program. Voting rights for the common shares held in treasury are suspended in accordance with Luxembourg law. What Constitutes an Attendance Quorum? No quorum is required for any ordinary resolutions to be considered at the Annual General Meeting. Abstentions are not considered “votes” but the common shares with respect to which such abstentions are expressed do count as shares present for purposes of determining a quorum. What Are Broker Non-Votes and Abstentions? Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card. Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Annual General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner. With respect to all of the proposals or other matters considered at the Annual General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. 2

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals. What Is the Process for Voting? If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meeting in-person and vote at the Meeting. If your shares are held in “street name’ and you are a beneficial shareholder, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your common shares to be voted. The Company will retain an independent tabulator to receive and tabulate the proxies. If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. What Is the Process for Revocation of Proxies? A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by: • attending the Annual General Meeting and voting in person; • delivering a written notice dated on or before June 14, 2019, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or • signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting. If you are a registered shareholder you may request a new proxy card by contacting our Investor Relations department by email at ir@nexaresources.com. Registered shareholders should send any written notice or new proxy card by (i) regular mail to Nexa Resources S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Nexa Resources S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948). Any street name holder (beneficial shareholder) may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting by delivering a written notice dated on or before June 14, 2019, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, stating that the 3 voting instructions are revoked or changed. Your last voting instructions, prior to or at the Annual General Meeting, are the voting instructions that will be taken into account. Who May Attend the Annual General Meeting? Only holders of our common shares as of the Record Date or their legal proxy holders may attend the Meeting. All holders of our common shares planning to attend the Annual General Meeting in person must contact our Investor Relations department, at ir@nexaresources.com by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 14, 2019 to reserve a seat. For admission, shareholders should come to the Annual General Meeting check-in area no less than 15 minutes before the Annual General Meeting is scheduled to begin. • Registered shareholders To be admitted to the Annual General Meeting, you will need a form of photo identification. You will be admitted to the Meeting only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders as of the Record Date. •Beneficial shareholders To be admitted to the Meeting, you will need a form of photo identification. A beneficial shareholder must also bring valid proof of ownership of your common shares as of the Record Date; in order to vote at the Meeting you must bring a valid legal proxy from the holder of record. If you hold your common shares as a beneficial holder in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meeting. Registration will begin at 9:00 a.m. Luxembourg time and the Annual General Meeting will begin at 9:30 a.m. Luxembourg time. No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meeting. At least one member of the Board of Directors will attend the Annual General Meeting. Representatives of PricewaterhouseCoopers, société coopérative, the Company’s statutory auditor (réviseurs d’entreprises agréés), will also attend the Annual General Meeting. What Is the Process for the Solicitation of Proxies? We will pay the cost of soliciting proxies for the Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly. 4

PROPOSAL WITH RESPECT TO AGENDA ITEMS NO. 1, 2 AND 3: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS At the Annual General Meeting, the Board of Directors will present the management reports on the Company’s consolidated financial statements and the annual accounts for the financial year ended December 31, 2018, and the statutory auditor (réviseur d’entreprises agréé) will present its reports on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2018. The management reports and the statutory auditor’s reports are available on the internet at https://ir.nexaresources.com/shareholdersmeeting. Following such presentations, the following resolutions will be put before the Annual General Meeting for approval: Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2018, hereby approves the annual accounts of the Company for the financial year ended December 31, 2018 in their entirety. Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2018, hereby approves the consolidated financial statements of the Company for the financial year ended December 31, 2018 in their entirety. Vote Required and Board Recommendation Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual General Meeting. Our Board of Directors unanimously recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2018. 5

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4: APPROVAL OF ALLOCATION OF ANNUAL RESULTS The Board of Directors proposes that the Annual General Meeting approves: (i) the share premium repayment which has been made in respect of the financial year ended December 31, 2018, namely: - the amount of USD 80,000,040.39 which was approved by the Board of Directors as share premium repayment (distributed to each shareholder on a pro rata basis) on February 15, 2018 and paid on March 27, 2018; (ii) the allocation of an amount of USD 13,332,051.30 to the Company’s legal reserve; and (iii) to carry forward the remaining profit for the year ended December 31, 2018. At the Annual General Meeting, the shareholders will be asked to consider the following resolution for approval: Resolved: The Annual General Meeting hereby resolves to approve: (i) the share premium repayment which has been made in respect of the financial year ended December 31, 2018 of an amount of USD 80,000,040.39 which was approved by the Board of Directors as share premium repayment on February 15, 2018 and paid on March 27, 2018; (ii) to allocate an amount of USD 13,332,051.30 to the Company’s legal reserve; and (iii) to carry forward the remaining profit for the year ended December, 31 2018, as recommended by the Board of Directors of the Company. Vote Required and Board Recommendation Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the event that the “FOR” and “AGAINST” votes are evenly split, the resolution will fail. Our Board of Directors unanimously recommends a vote “FOR” the approval of the allocation of our annual results, the share premium repayment and the allocation of the amount of USD 13,332,051.30 to the legal reserve of the Company. 6

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5: APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE OF THEIR DUTIES Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the directors with respect to the performance of their duties during the completed financial year. At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2018: Resolved: The Annual General Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2018 for the proper performance of their duties. Vote Required and Board Recommendation Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge of the members of the Board of Directors. 7

## PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6: ELECTION OF DIRECTORS

### Election of Directors

Our Board of Directors currently consists of nine (9) directors. Our Articles of Association provide that our Board of Directors will consist of no fewer than five (5) directors and no more than eleven (11) directors. Pursuant to our Articles of Association, our directors are appointed by the general meeting of shareholders of the Company for a period not exceeding one year.

The Board of Directors has nominated the ten people listed below for election or reelection, respectively, as directors of the Company, with terms of office expiring at the annual general meeting of shareholders of the Company to be held in 2020. Eight nominees are presently members of the Board of Directors.

### Nominees for Election to the Company's Board of Directors

| Name | Age | Principal Residence | Position | Date of Election |
|---|---|---|---|---|
| Luís Ermírio de Moraes | 59 | São Paulo, Brazil | Chairman of the Board | June 28, 2018 |
| Daniella Dimitrov(1) | 50 | Toronto, Canada | Director | June 28, 2018 |
| Diego Hernandez Cabrera | 71 | Vitacura, Chile | Director | June 28, 2018 |
| Eduardo Borges de Andrade Filho(1) | 52 | São Paulo, Brazil | Director | June 28, 2018 |
| Edward Ruiz(1) | 69 | São Paulo, Brazil | Director | June 28, 2018 |
| Jane Sadowsky(1) | 57 | New York, USA | Director | June 28, 2018 |
| Jean Simon | 63 | Quebec, Canada | Director | June 28, 2018 |
| João Henrique Batista de Souza Schmidt | 40 | São Paulo, Brazil | Director | June 28, 2018 |
| Jaime Ardila | 63 | Florida, USA | Director | - |
| Ian W. Pearce | 62 | Oakville, Canada | Director | - |

(1) Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

Information concerning the nominees for re-election to the Board of Directors can be found under the "Management" section of this Proxy Statement.

*Jaime Ardila*. Mr. Ardila is a proposed nominee to our Board of Directors. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the US, Europe and South America in a career spanning for 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the Government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. In General Motors, Mr. Ardila served as CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the Board of Directors of Accenture and Goldman Sachs, BDC. Mr. Ardila earned his Master of Science in Economics at the London School of Economics in 1981 and his Bachelors of Arts in Economics at the University of Bogota in 1977.

8

Ian W. Pearce. Mr. Pearce is a proposed nominee to our Board of Directors. Mr. Pearce served as CEO at Xstrata Nickel from 2006 to 2013, after which he launched X2 Resources, a mid-tier diversified mining and metals company, serving as its founding partner from 2013 and 2017. Prior to these roles, Mr. Pearce was responsible for the day-to-day management of several engineering, procurement and construction projects in South Africa, Zimbabwe, Chile, Canada, the United States and Indonesia. Mr. Pearce has over 35 years of professional experience in metallurgy and mining-related industries and an extensive background in leadership positions including COO and Senior Vice President at Falconbridge, Limited, and as Project Engineer and Project Director with Fluor Inc. and Fluor Daniel Canada Inc. Currently, Mr. Pearce serves as chair and director on two public company boards and two private company boards. He also has served as advisor to the board of MineSense Technologies since 2013. Mr. Pearce earned his Diploma in Mineral Process Engineering from Technikon Witwatersrand and his Bachelors of Science from the University of Witwatersrand, both in South Africa. He also trained in management and strategic management at Wits Business School and Henley Business School. Mr. Pearce served as a member and Chair of the executive management boards at the Nickel Institute and the Mining Association of Canada, in addition to other professional affiliations. At the Annual General Meeting, the shareholders will be asked to approve the following resolutions: Resolved: The Annual General Meeting hereby approves the appointment of each of the following, individually, as director of the Company for a term ending at the 2020 annual general meeting of the shareholders: - Luis Ermírio de Moraes; - Daniella Dimitrov; - Diego Hernandez Cabrera; - Eduardo Borges de Andrade Filho; - Edward Ruiz; - Jane Sadowsky; - Jean Simon; - João Henrique Batista de Souza Schmidt; - Jaime Ardila; and - Ian W. Pearce. Vote Required and Board Recommendation The election of each nominee for director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting. Our Board of Directors unanimously recommends a vote “FOR” the election of each of the nine directors named above to terms that run until the 2020 annual general meeting of shareholders. 9

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7: DETERMINATION OF THE 2019 OVERALL REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND RATIFICATION OF THE 2018 OVERALL REMUNERATION OF THE BOARD OF DIRECTORS The members of our Board of Directors are entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves. Our directors’ compensation program is based on fixed payments. During fiscal year 2018, our directors received cash compensation in an aggregate amount of USD 1,911,000 for services as a member of our Board of Directors (the “Overall 2018 Directors’ Remuneration”). The Board of Directors recommends USD 1,969,692.31 as overall directors’ remuneration for the fiscal year 2019 for services as a member of our Board of Directors (the “Overall 2019 Directors’ Remuneration”). At the Annual General Meeting, the shareholders will be asked to approve the following resolution: Resolved: The Annual General Meeting hereby approves and to the extent necessary, ratifies, the Overall 2018 Directors’ Remuneration and the Overall 2019 Directors’ Remuneration. Vote Required and Board Recommendation Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. Our Board of Directors unanimously recommends a vote “FOR” the ratification of the Overall 2018 Directors’ Remuneration and approval of the Overall 2019 Directors’ Remuneration. 10

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 8: APPROVAL OF APPOINTMENT OF STATUTORY AUDITOR At the Annual General Meeting, the shareholders will be asked to approve the following resolution: Resolved: The Annual General Meeting hereby approves the appointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2019. Vote Required and Board Recommendation Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. Our Board of Directors unanimously recommends a vote “FOR” the appointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2019. 11

CORPORATE GOVERNANCE Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our Board of Directors, advisory committees and management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of the Company’s performance and decision-making. Our main corporate governance activities include support for Board of Directors, board advisory committees and executive board meetings; contribution to the process of preparing the annual report on governance practices; elaboration of governance documents and updating of best practices; and participation in the development of corporate governance communication material. Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201— Corporate Governance Guidelines (the “Canadian Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101— Disclosure of Corporate Governance Practices, or NI 58-101. The Canadian Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Canadian Corporate Governance Guidelines. These include adopting internal rules for the Board of Directors, being equivalent to a board mandate and appointing key committees that have independent representation and leadership, including an audit committee comprised of all independent directors, and a compensation, nominating and governance committee, of which one of the two committee members is independent. The internal rules, equivalent to a committee charter, for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the Board of Directors to ensure effective decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles. These include ensuring that appropriate processes and structures are implemented to facilitate the exercise of independent judgment by the members of the board. The disclosure set out below describes in further detail our approach to corporate governance in relation to the Canadian Corporate Governance Guidelines. Meetings of the Board of Directors and attendance The Board of Directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for board meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to the Company and the risks and issues which the Company faces. The agenda for meetings places priority and focuses on key issues for the Company, which are identified by the chairman of our Board. Routine business is dealt with after substantive discussions on the key issues. Under the Board of Directors’ internal rules and our articles of incorporation, the Board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The internal rules of the Board of Directors further provide that each member is entitled to one vote either in person or where duly represented as required by the Board’s internal rules. In fiscal year 2018, our Board of Directors held nine meetings, in which the rate of attendance in person or by representation was 100% of the directors. 12

As set forth in the internal rules for the Board of Directors, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2018, our directors held in-camera sessions without members of the management team prior to or at the conclusion of each Board meeting. Committees of our Board of Directors Our Board of Directors has an audit committee, a finance committee and a compensation, nominating and governance committee. Our Board of Directors may have other committees as it may determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities assigned to them by the meeting of the Board of Directors that created such committee and as set forth in their respective internal rules, being an equivalent to a committee charter. As set forth in the respective internal rules of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our Board of Directors is available on our website. Audit committee Our audit committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The audit committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Daniella Dimitrov, Edward Ruiz and Jane Sadowsky currently serve as its members. These individuals are independent under Canadian securities regulators’ National Instrument 52-110 Audit Committees, as well as under Rule 10A-3 and applicable NYSE standards. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our Board of Directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.” Our audit committee’s primary responsibilities are to assist the Board of Directors’ oversight of: (1) quality and integrity of our financial reporting and related financial disclosure; (2) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (3) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (4) risk management and monitoring processes; and (5) the qualifications, performance and independence of our independent auditors and performance of the internal audit function. Nexa has established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full audit committee at its first scheduled meeting following such pre-approval. Our audit committee shall pre-approve all audit and non-audit services to be provided to us by our independent auditor and also has the authority to recommend pre-approval policies and procedures to our Board of Directors and for the engagement of our independent auditor’s services. Finance committee Our finance committee is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The finance committee may be composed of three to five members, each appointed by our Board of Directors for a term 13 of one year. Diego Cristóbal Hernandez Cabrera, Edward Ruiz and João Henrique Batista de Souza Schmidt currently serve as its members. Our finance committee is responsible for: (1) assisting the board in analyzing the potential effects of the Brazilian and global economic situation on our financial position, as well as in the discussion of scenarios and trends and in the definition of strategies to be adopted by us within the scope of our financial policy; (2) referring, submitting and monitoring the approved financial risk management policies; (3) evaluating the policy regarding entry into insurance contracts and the scope of their coverage; (4) evaluating and monitoring the Company’s investment plan; (5) proposing cash and liquidity management guidelines for the Company; and (6) evaluating and validating the mechanisms for setting variable and long-term executive compensation and advising the compensation, nominating and governance committee in respect thereof. Compensation, nominating and governance committee Our compensation, nominating and governance committee (the “compensation committee”) is a standing committee established by our Board of Directors on March 28, 2017 to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The compensation committee may be composed of two to five members, each appointed by our Board of Directors for a term of one year. Luís Ermírio de Moraes and Eduardo Borges de Andrade Filho currently serve as its members. One of the two members of the compensation committee is an independent director. External advisors with broad experience in the area have been retained to assist our compensation committee in carrying out its mandate. Previously, our compensation committee was mainly responsible for determining the corporate standards and guidelines for compensation of our Board members, officers and committee members. Following our initial public offering, we modified the structure of the compensation committee in order to include aspects related to corporate governance and the nomination of Board members, officers and committee members. Therefore, our compensation, nominating and governance committee is now responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive Board, of the members of the Board of Directors and of the members of the committees of the Board of Directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive board; (4) development of corporate governance guidelines and principles; (5) identification of individuals qualified to be nominated as members of the Board of Directors and suggesting nominees to fill any vacancies on the Board of Directors; (6) the structure and composition of board committees; (7) evaluation of the performance and effectiveness of the Board of Directors, the chief executive officer and each of the board’s standing committees; and (8) any related matters required by applicable laws and stock exchange rules. Appointment of members of our Board of Directors In accordance with our articles of association and the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “1915 Law”), the members of our Board of Directors are elected by a resolution of a general meeting of shareholders adopted with a simple majority of the votes validly cast, regardless of the portion of capital represented at such general meeting. Votes are cast for or against each nominee proposed for election to the board and cast votes shall not include votes attaching to shares for which the shareholder has not participated in the vote, has abstained or has returned a blank or invalid vote. 14

Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may fill the vacancy on a provisional basis, unless the articles of association provide differently. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director. Internal rules for the Board of Directors Our Board of Directors is responsible for supervising and directing the management of our business and affairs, including providing guidance and strategic oversight to our executives and other members of our management team. Our Board of Directors adopted internal rules for the Board, an equivalent to a formal Board mandate, which includes the following, among other things: • establish the general guidance of our business, defining its mission, its strategic goals and its guidelines; • adopt a strategic planning process, and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; • approve and recommend the shareholders to approve, subject to any thresholds and pursuant to our articles of association and the 1915 Law, any transactions relating to capital expenditure investments, loans or derivative contracts, mergers, spin-offs, divestitures, incorporation or joint venture operations; • deliberate and decide on the annual programs of expenditure and investments; • protect and create value for us; • promote and comply with our corporate objectives and those of our subsidiaries; • ensure our continuity in a long-term perspective and sustainability including the economic, social, environmental considerations and good corporate governance, in the definition of business and operations; • approve the apportionment of directors’ compensation, prepared with the support of the compensation, nominating and governance committee; • develop our approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to us; • adopt a responsive management structure, composed of qualified professionals and spotless reputation, including satisfying itself as to the integrity of the chief executive officer and other executives and that the chief executive officer and other executives create a culture of integrity throughout the organization; • ensure that strategies and guidelines are implemented by the management team; • oversee the implementation of appropriate: capital structure, risk management, evaluation and compensation of our executives, internal controls system, compliance program, people management policy and internal rules, and corporate communications; • evaluate the performance and effectiveness of our chief executive officer, based on the 15 recommendation of the compensation, nominating and governance committee; • maintain an updated succession plan for the chief executive officer and all of our other key personnel; and • other matters required by applicable law and our articles of association. The internal rules of our Board of Directors are available on our website. Four of the nine directors on our board are independent directors. The board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the board. In accordance with the internal rules of the board, the independent members of the board may hold separate meetings and each director has a duty to declare, prior to any board meeting, the existence of a particular reason or conflict of interest with the Company with respect to a subject matter being discussed or considered by the board. Accordingly, such board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our board members are prohibited from holding executive positions with the Company and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our audit committee is comprised entirely of independent directors and we also have independent representation on our compensation committee. Chairman The chairman of our Board of Directors is not an independent director of the Company, as he is also the Vice-Chairman of VSA. The Board of Directors has carefully considered governance issues relating to chairman independence and believes that the chairman carries out separate responsibilities diligently and that, with the compensating practices in place, the Board of Directors operates effectively and in the Company’s best interest. Position descriptions Our Board of Directors has developed a written position description for the chairman of the Board of Directors. The chairman of the board has the following responsibilities, subject to any other matters that may be set forth in our articles of association or provided for under applicable law: • ensure the efficiency and proper performance of the Board of Directors; • ensure the efficacy of the evaluation system applicable to the Board of Directors, the management team and the members of each of these bodies; • streamline the activities of the Board of Directors with our interests, our shareholders and other stakeholders; • organize and coordinate the agenda for meetings of the Board of Directors in cooperation with the secretary to the board, chief executive officer and other board members, as applicable; • coordinate the activities of other board members; • ensure that board members receive timely and comprehensive information about the items included on the agenda for each meeting; 16

• propose to the Board of Directors, on an annual basis, the appointment of a secretary; • propose to the Board of Directors, in consultation with the board’s committees, the annual budget of the Board of Directors; • preside over the board meetings and general shareholders’ meetings; • coordinate with the chief executive officer and propose the annual corporate calendar to the Board of Directors, setting forth the dates of corporate events; • organize, together with the chief executive officer, an integration and training program for each newly elected board member, and providing continuing education opportunities for all board members; and • arrange for continuing education opportunities for all directors, to ensure that they enhance their relevant skills as directors and maintain updated knowledge and understanding of our business. Our Board of Directors adopted internal rules, an equivalent to a committee charter, for each of its committees. These internal rules set out, among other things, the roles and responsibilities of the coordinator (chairman) of each of the committee. Orientation and continuing education We implemented an orientation program for new directors under which each new director meets with the chairman of our Board of Directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the Board of Directors and each committee). The chairman of our Board of Directors is responsible for overseeing directors’ continuing education and ensure that it is designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The coordinator of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. Each year, our ongoing director education programs entail, as a matter of routine, site visits, presentations from outside experts and consultants, discussions on ongoing governance trends and guidelines for public companies, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, legal issues, economic, accounting and financial disclosure, mineral and hydrocarbon education and other initiatives intended to keep the board abreast of new developments and challenges that we may face. Evaluation of directors Our compensation, nominating and governance committee established a framework for the implementation and administration of processes to assess the effectiveness of the board and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full board and committee review of the board and the respective committees, by way of questionnaires, interviews and sessions with the chairman. In addition to hiring external advisors to develop and undertake this assessment, the compensation, nominating and governance committee is also responsible for 17 overseeing the process and evaluating the results, with the objective of improving the performance of each director and the Board of Directors as a whole. Considerations in evaluating director nominees Our Board of Directors is responsible for nominating members for election to the board and for filling vacancies on the board that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our compensation, nominating and governance committee which evaluates the Company’s current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized external executive search firm, who assists the compensation, nominating and governance committee in selecting candidates for interviews. Prior to the interview, the specialized external firm is responsible for a background check with former employers and colleagues of the respective candidates. Following the interview(s), our compensation, nominating and governance committee recommends the nomination of the director candidate to our Board of Directors based upon an assessment of the independence, skills, qualifications and experience of such candidate. Specifically, the board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Director term limits and other mechanisms of board renewal Our articles of association provide that members of the Board of Directors are appointed for a period not exceeding one year by the general meeting of shareholders, with the possibility of renewal. In the event that a director appointed by the general meeting ceases to be a director for any reason, the remaining directors, by a simple majority vote of the directors present or represented, shall fill such vacancy by replacing such director with a new director nominated for appointment in place thereof. This director will be in office until the next general meeting of shareholders. Diversity We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. We believe that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. We believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected executives that represent a diversity of business understanding, personal attributes, abilities and experience. The compensation, nominating and governance committee and our Board of Directors have the responsibility to review and assess the composition of the board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the Board of Directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our board and management team, each of the board’s committees and each director, the board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our Board of Directors and each of its committees and the management team. Ultimately, 18 appointments to our Board of Directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in board and management team composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. During our selection process for board appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 22%) of our nine members of the board are women and one (or 11%) of our nine executives is a woman, and on a general basis, 11.5% of our overall employees are women. Further, we established a diversity committee composed of three levels: strategic diversity committee, corporate diversity committee and local diversity committees representing each of our corporate offices and production plants. Pursuant to these committees’ guidelines, “diversity” discussions include attributes such as gender, disability, ethnicity, age and other factors. In connection with this diversity initiative, we have adopted targets for gender at companywide levels and expect to adopt targets for other diversity representation. In 2018, our gender target was to have 12% of women represented companywide, and we achieved 11.5% representation of women in total. In 2018, the diversity committee’s initiatives were honored with a second place award in the “Equal opportunities between women and men” category, promoted by the Peruvian Labor Ministry. For 2019, our gender target is to reach 14.5%, while for 2025 we intend to increase such target to 20% of women companywide. These targets are frequently monitored, globally and locally, and action plans are implemented to achieve the proposed targets. Compensation-setting process Our compensation, nominating and governance committee is responsible for assisting our Board of Directors in fulfilling its governance and supervisory responsibilities, and advising our Board of Directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges and opportunities we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our Board of Directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program. Code of conduct We work with all of our employees, as well as third parties who interact with them, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of its compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. In 2018, we updated our compliance program based on the anti-corruption, anti-money laundering, anti-terrorist financing and antitrust laws in effect in the countries where we operate. As a result of this, the code of conduct was revised and is supported by compliance-related policies and procedures that are in the process of dissemination and implementation throughout the Company. Our directors and executives have certified that they have read and that they will comply with our code of conduct. A newly-created conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures. We have introduced several anti-corruption, anti-money laundering and antitrust initiatives, including ethics and compliance training and an ethics hotline which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, 19 disciplinary action may be taken, if necessary. We have not granted any implicit or explicit waivers from any provision of our code of conduct since its adoption. Our code of conduct and main compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this report, and you should not consider information contained on our website to be part of this report. Foreign private issuer and controlled company exemptions Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we intend to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (1) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (2) our chief executive officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. In addition, for purposes of the NYSE rules, as VSA beneficially owns a majority of our outstanding common shares, we are a “controlled company.” “Controlled companies” under those rules are companies of which more than 50.0% of the voting power is held by an individual, a group or another company. Accordingly, we are eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have a majority of independent directors or a compensation, nominating and corporate governance committee composed entirely of independent directors. As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Canadian Corporate Governance Guidelines. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules. NYSE corporate governance rule for SectionU.S. domestic issuers Our approach 303A.01A listed company must have a majority of We are a controlled company because more than a majority of our voting power for the appointment of directors is controlled by VSA. We are a foreign private issuer because we are incorporated in Luxembourg. As a controlled company and foreign private issuer, we are not independent directors. “Controlled companies” and “foreign private issuers” are not required to comply with this requirement. 20

NYSE corporate governance rule for U.S. domestic issuers Section Our approach required to comply with the majority of independent director requirements. Four of our nine directors are independent. Our Board of Directors has adopted internal rules equivalent to a charter. See “Corporate Governance, management and employees — Management—Board of Directors” for a description of our board and processes our board has implemented to promote the exercise of independent judgment. 303A.03 The non-management directors of a listed We do not have any management directors. companymust meet at regularly scheduled executive management. sessions without 303A.04 A listed company must have a As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent director and one non-independent director which has adopted internal rules, an equivalent to a committee charter. nominating/corporate governance committee independent charter that composed entirely of directors, with covers certain a written minimum specified duties. “Controlled companies” and “foreign private issuers” are not required to comply with this requirement. As set forth in the committee’s internal rules, this committee is responsible for, among other matters: • identifying individuals qualified to be nominated as members of the Board of Directors; recommending nominees to fill any vacancies on the Board of Directors; • • developing corporate governance guidelines and principles; and • evaluating the performance and effectiveness of the Board of Directors. See “Corporate Governance, management and employees—Corporate governance— Committees of our Board of Directors.” 21

NYSE corporate governance rule for U.S. domestic issuers Section Our approach 303A.05 A listed company musthave a As a controlled company and foreign private issuer, we are not required to comply with the compensation committee composed entirely of independent directors, with a compensationcommittee However,wedohavea requirements. compensation, writtencharterthat covers certain minimum specified duties. “Controlled companies” and nominating and governance committee composed of one independent director and one non-independent director which has adopted internal rules for the committee, an equivalent to a committee charter. “foreign private issuers” are not required to comply with this requirement. As set forth in the committee’s charter, this committee is responsible for, among other matters: • reviewing and proposing new compensation models and changes to current compensation models; and • determining compensation of executives, directors and committee members. See “Corporate governance, management and employees—Corporate governance— Committees of our Board of Directors.” We have an audit committee composed of three members, all of whom qualify as independent under Rule 10A-3 and applicable NYSE standards. Each member of the audit committee also satisfies the financial literacy requirement under applicable standards. The audit committee has adopted internal rules for the committee, an equivalent to a committee charter, which was duly approved by the Company’s Board of Directors. 303A.06 303A.07 A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers specified duties. certain minimum As set forth in the committee’s internal rules, the committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to: • quality and integrity of the Company’s financial reporting and related financial disclosure; the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures; • 22

| Section | NYSE corporate governance rule for U.S. domestic issuers | Our approach |
|---|---|---|
| | | • the Company's compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures;<br>• the Company's risk management and monitoring processes; and<br>• the qualifications, performance and independence of the Company's independent auditors and performance of the internal audit function.<br><br>See "Corporate governance, management and employees—Corporate governance—Committees of our Board of Directors." |
| 303A.08 | Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules. | Nexa's articles of association requires the approval of the shareholders on any equity-compensation plans. |
| 303A.09 | A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. | We have published formal corporate governance guidelines. |
| 303A.10 | A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. | We have adopted a formal code of conduct, which applies to our directors, officers and employees. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules. |
| 303A.12 | (a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.<br><br>(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A. | As a foreign private issuer, we are subject to (b) and (c) of these requirements, but not (a). |

23

NYSE corporate governance rule for U.S. domestic issuers Section Our approach (c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. 24

## MANAGEMENT

### Board of Directors

Our Board of Directors is responsible for the general guidance of our business and ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The Board of Directors is vested with broad powers to act on behalf of the Company and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our Board of Directors.

Our Board of Directors is comprised of a minimum of five and a maximum of eleven members and currently has nine members, of which four are independent directors and five are non-independent, as set out below. The non-independent directors are non-independent on the account of such directors either also being executive officers of the Company, its subsidiaries or its controlling shareholder; or being the nominees of our controlling shareholder to the Board of Directors; or having been retained to provide consulting services to the Company. Our directors are appointed at the general meeting of our shareholders for a mandate of a one-year term, and may be reelected. Members of our Board of Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders.

The following table sets forth our current directors, their respective Board positions and their respective date of election to the Board. Most of our current directors were elected when our articles of association provided for two-year terms for directors. Our articles of association provide that directors are appointed for terms not to exceed one year. The term of each and all of our directors expires on the date of this Annual General Meeting.

| Name | Age | Principal Residence | Position | Date of Election |
|---|---|---|---|---|
| Luís Ermírio de Moraes*. | 59 | São Paulo, Brazil | Chairman of the Board | June 28, 2018 |
| Daniella Dimitrov(1)** | 49 | Toronto, Canada | Director | June 28, 2018 |
| João Henrique Batista de Souza Schmidt*** | 40 | São Paulo, Brazil | Director | June 28, 2018 |
| Eduardo Borges de Andrade Filho(1) * | 52 | São Paulo, Brazil | Director | June 28, 2018 |
| Diego Hernandez C*** | 71 | Vitacura, Chile | Director | June 28, 2018 |
| Jean Simon | 63 | Quebec, Canada | Director | June 28, 2018 |
| Edward Ruiz(1)(2) | 69 | São Paulo, Brazil | Director | June 28, 2018 |
| Ivo Ucovich | 75 | Panamá Province, Panama | Director | June 28, 2018 |
| Jane Sadowsky(1)** | 57 | New York, USA | Director | June 28, 2018 |

(1) Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.
(2) Edward Ruiz is a member of both the audit and finance committees.
* Member of the compensation, nomination and governance committee.

** Member of the audit committee.

*** Member of the finance committee.

The business address of each member of our Board of Directors is Nexa's corporate office, which is 37A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

25

We present below a brief biographical description of each member of our Board of Directors: Luís Ermírio de Moraes. Mr. Moraes has been a member and the Chairman of our Board of Directors since 2016. He has also been a member and the Chairman of the Board of Directors of Nexa Brazil since 2014. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is currently Vice President and a member of the Board of Directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982. Daniella Dimitrov. Ms. Dimitrov has been a member of our Board of Directors since January 2018. Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She is currently a partner at Sprott Capital Partners, a division of Sprott Capital Partners LP, a merchant bank with a focus on natural resources. Ms. Dimitrov is also a director of International Petroleum Corp. and Excellon Resources Inc. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice-Chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016. João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our Board of Directors since 2016. He is currently the Executive Director for Corporate Development at VSA, a position he has held since August 2014. He is the President of the Board of Directors of Votorantim Geração de Energia S.A., a position he has held since 2014 and was recently elected as President of the Board of Directors of CESP – Companhia Energética de São Paulo. He also serves as member of the Board of Directors of Citrosuco S.A. since 2014 and Nexa Brazil since 2016. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001. Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our Board of Directors since 2016. He has also been a member of the Board of Directors of Nexa Brazil and CBA since 2014 and 2017, respectively. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm focusing on mid-size companies in Brazil. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and 26

M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds a MBA from the University of Chicago in 1995. Diego Hernandez C. Mr. Hernández has been a member of our Board of Directors since 2016. He has also been a member of the board of directors of Nexa Brazil since 2014. Mr. Hernández has over 44 years of experience in the mining industry. He is currently the President of the Sociedad Nacional de Minería in Chile, Director of the Chilean Institute of Engineers and Advisor to the Chairman of BAL Group. He also integrates the Executive Committee of the Confederación de la Producción y del Comercio de Chile. He served as CEO of Antofagasta Minerals from August 2012, and in September 2014 was appointed CEO of Antofagasta plc, a position he held until April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010, based in Santiago. He served as Executive Director, Non-Ferrous Metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés of Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received an award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile. Jean Simon. Mr. Simon has been a member of our Board of Directors since 2016. He has also been a member of the Board of Directors of Nexa Brazil since 2014. He has over 33 years of professional experience in aluminum primary metals, bauxite and alumina and in strategy, business management, operations and R&D, labor negotiations and stakeholder management. Mr. Simon served as served as general manager of several facilities and as regional vice president and president of Primary Metal North America; then president for Rio Tinto Alcan Primary Metal, with operations in North America, Europe, Middle East and Africa. He is currently a board member of the Bank of Canada and a board member of Aluquebec, an aluminum cluster, which coordinates working groups within the Québec aluminum processing industry. Mr. Simon received a bachelor’s degree in physics engineering from Laval University in 1978 and a degree in Business Administration from the Université du Québec in 1982. He also graduated from the Directors Education Program in partnership with the Institute of Corporate Directors, the Mc Gill Executive Institute and the Rotman School of Management, University of Toronto in 2013. Edward Ruiz. Mr. Ruiz has been a member of our Board of Directors since January 2018. Mr. Ruiz brings over 46 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committee of several publicly traded companies in Brazil, including Iochpe-Maxion SA and Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte’s IFRS specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971. Ivo Ucovich. Mr. Ucovich has been a member of our Board of Directors since 2016. Mr. Ucovich brings over 50 years of experience in mining and administration. Mr. Ucovich has been the Chairman of Nexa Peru’s Board since 2002. He has served as Chairman of Nexa Resources Atacocha since 2008. He is also Director of Sociedad de Minería Petróleo y Energía and Comex Perú. He served as Director of Química 27

Suiza until 2017. He received a bachelor’s degree in Metallurgical Engineering from Lafayette College in 1965. Jane Sadowsky. Ms. Sadowsky has been a member of our Board of Directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board and the audit committee of Yamana Gold, a publicly traded gold mining company based in Toronto, Canada, and chairs Yamana’s governance committee. She also serves as a senior advisor with responsibility for diversity and inclusion at Moelis &. Company, a U.S. publicly-traded company. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. She is a National Association of Corporate Directors Governance Fellow and a frequent speaker at board governance conferences throughout the United States. Share ownership Luís Ermírio de Moraes, the chairman of our Board of Directors, indirectly owns 2,379,071, or 1.78%, of our common shares. Ivo Ucovich, a member of our Board of Directors, indirectly owns 4,955,058, or 3.72%, of our common shares. Mr. Ucovich was appointed by our shareholders to our Board of Directors pursuant to a shareholders’ agreement among Nexa Resources and its existing shareholders. This shareholders agreement ceased to be in effect prior to consummation of our initial public offering. As of December 31, 2018, none of our executives own, beneficially or of record, any of our common shares. 28

## EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE

**Executive officers**

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

| Name | Age | Principal Residence | Position |
|---|---|---|---|
| Tito Botelho Martins Junior........... | 56 | São Paulo, Brazil | President and Chief Executive Officer |
| Rodrigo Nazareth Menck............... | 44 | São Paulo, Brazil | Senior Vice President Finance and Group Chief Financial Officer |
| Mauro Davi Boletta ........................ | 58 | São Paulo, Brazil | Senior Vice President Smelting |
| Leonardo Nunes Coelho ................ | 41 | Lima, Peru | Senior Vice President Mining |
| Valdecir Aparecido Botassini ........ | 58 | São Paulo, Brazil | Senior Vice President Project Development & Execution |
| Jones Aparecido Belther ................ | 51 | São Paulo, Brazil | Senior Vice President Mineral Exploration & Technology |
| Felipe Baldassari Guardiano .......... | 56 | São Paulo, Brazil | Vice President Sustainability & Strategic Planning |
| Arlene Heiderich Domingues ........ | 55 | São Paulo, Brazil | Vice President Human Resources & Corporate Affairs |
| Ricardo Moraes Galvão Porto........ | 45 | Lima, Peru | Senior Vice President Commercial & Supply Chain |

The business address of our executives is 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

A brief biographical description of each of our executives is presented below:

*Tito Botelho Martins Junior*. Mr. Martins has been our Chief Executive Officer since 2012. Mr. Martins has more than 30 years of experience in the metals and mining industry, and extensive board experience in different countries. Currently he serves on the Board of CBA, as well as Nexa Peru and Nexa Resources Atacocha S.A.A., which are both listed in the Peruvian Stock Exchange. In 2014 and 2015, he was Chairman of the Board of the Brazilian Aluminum Association (ABAL). Prior to joining Nexa Resources, Mr. Martins was Executive Director for Base Metals at Vale S.A., a leading Brazilian mining company, from 2006 to 2012. During this period, he also served as Board member of Norsk Hydro, an aluminum producer listed in Norway. He was also a member of the Brazilian Mining Institute. From 2003 to 2006, Mr. Martins was the CEO of Caemi S.A., a Brazilian diversified mining company listed on the São Paulo Stock Exchange. Earlier in his career, he worked for Vale S.A, from 1985 to 2003, where he held several positions in the finance and corporate areas. He graduated with a degree in Economics in 1984 from Universidade Federal de Minas Gerais in Brazil and has an MBA in 1984 from the Instituto de Pesquisa Economica e Administrativa of Universidade Federal do Rio de Janeiro, Brazil. In May 2017, the newspaper Valor Economico recognized Mr. Martins as the Valor Executive of the mining and metallurgy sector.

*Rodrigo Nazareth Menck*. Mr. Menck has been our Senior Vice President Finance and Group Chief Financial Officer since March 2019. Mr. Menck has more than 20 years of experience in treasury, structured finance and capital markets. He joined Nexa Resources in 2016 as Head of Treasury & Investor Relations. He was also directly involved in Nexa Resources' initial public offering in 2017 as well as Nexa Resources'

29

first debt issuance in May 2017. Prior to joining Nexa Resources, Mr. Menck held positions at BankBoston Corp., Itau Unibanco Holding S.A., WestLB A.G., Citibank and BNP Paribas S.A. He also worked at Braskem S.A. as a Structured Finance Manager and Finance and Shared Services Director and at Construtora Norberto Odebrecht S.A., as Head of Risk, Investments & Structured Finance (Latin America). Mr. Menck holds a degree in Business Administration and an MBA from the University of São Paulo, Brazil. Mauro Davi Boletta. Mr. Boletta has been our Senior Vice President Smelting since 2016. Mr. Boletta has over 30 years of experience with operations. He joined Votorantim Metais S.A. in 1986, having served in several production areas. Between 2010 and 2011, he was responsible for the design review of an aluminum smelter in Trinidad and Tobago. Mr. Boletta graduated with a degree in electrical engineering from the Federal University of Itajubá, UNIFEI in 1985 and holds an MBA from FGV. Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President Mining since 2017. Mr. Coelho has over 17 years of experience managing mining operations with focus on gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position in this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (UFMG), and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018. Valdecir Aparecido Botassini. Mr. Botassini has been our Senior Vice President Project Development & Execution since 2016. He joined Votorantim Metais S.A. in 1985. Mr. Botassini held several leadership positions between 1985 and 2016, serving as General Manager of Mining and Metallurgy Operations, Nickel Business Director, Zinc Business Director and Polymetallic Operations Director. Mr. Botassini graduated with a degree in mechanical engineering from Universidade Presbiteriana Mackenzie in Brazil and holds a specialization certificate in Process Engineering from the Escola Politécnica of the University of São Paulo, USP. He also attended the STC program at the Dom Cabral Foundation in Brazil, in partnership with the Kellogg School of Management in the United States. Jones Aparecido Belther. Mr. Belther has been our Senior Vice President Mineral Exploration & Technology since 2014. He has over 28 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration. Felipe Baldassari Guardiano. Mr. Guardiano has been our Vice President Sustainability & Strategic Planning since 2014. Prior to that, he served as Director of Performance Management at Votorantim Metais S.A. between 2012 and 2014. He is responsible for developing and implementing company policies for sustainability and coordinating the elaboration and implementation of the company strategic plan. In addition, he is responsible for establishing targets for performance improvement at all operations and corporate divisions through the development and implementation of the Votorantim Performance Management System. In 2012, before joining Votorantim Metais S.A., he worked at Vale for seven years as Director of Performance Management and, later, as a Director of Pellet Plants. Prior to Vale, he worked as a consultant, serving as an engagement manager associate at McKinsey & Co. for approximately five years. Prior to 1999, he lived in the United States for 12 years, where he worked as a Geostatistician and 30

Reserve Specialist for Mineral Resources Development Inc., or MRDI. While at MRDI, he provided advisory expertise on mines in the United States, Canada, Africa, Brazil, Australia, Chile and other countries. Mr. Guardiano graduated in Mining Engineering from the Ouro Preto School of Mines (Minas Gerais, Brazil), and holds a Master’s degree in Mining Engineering from the Montana College of Mineral Sciences and Technology (Butte, Montana, United States), as well as executive education program certificates from the Massachusetts Institute of Technology (Boston, Massachusetts, United States), and the IMD (Lausanne, Switzerland). Arlene Heiderich Domingues. Ms. Domingues has been our Vice President Human Resources & Communications since 2013. Since 2017, she has also been in charge of Corporate Affairs at Nexa Resources. She held the same position at Votorantim Metais S.A. between 2013 and 2016. Prior to that, she built her 22 year career at Bosch, where she had the opportunity to work at Bosch, in Stuttgart, Germany for two years, acting in a global function, as executive and organizational development. Ms. Domingues graduated with a degree in business administration in 1990 from FIIB in Brazil and completed a controlling specialization course in 1998 from FGV. Ricardo Moraes Galvão Porto. Mr. Porto has been our Senior Vice President Commercial and Supply Chain since July 2018. His previous position was as Vice President Commercial and Supply Chain at Nexa, a position he held since 2014. Mr. Porto has also been Chief Executive Officer at Nexa Peru since November 2017. Mr. Porto held a management position at Votorantim Metais S.A. between 2013 and 2014. Mr. Porto began its career as commercial manager at Esso do Brasil, an Exxon Mobil affiliate. Prior to joining Votorantim Metais S.A., from 2004 until 2012, Mr. Porto worked in several senior management positions as supply chain executive at Vale S.A., reaching the position of Director of Procurement, upon which he served as Executive Officer at the Bravante Group, an oil and gas company. Mr. Porto graduated with a degree in chemical engineering from the Federal University of Rio de Janeiro, UFRJ, and holds an Executive MBA from Fundação Dom Cabral. He has also obtained executive education program certificates from the Massachusetts Institute of Technology, and Kellogg Graduate School of Management in the United States and the IMD in Switzerland. Evaluation of executive officers On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the compensation, nomination and governance committee and ultimately, the Board of Directors. We strive to create a strong ethical and high performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy. Each year, our chief executive officer presents to the Board of Directors a report on potential successors to his position, which considers the ability of succession candidates to succeed the chief executive officer in an emergency, on an interim or permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession. Our Board of Directors discusses potential successors with the chief executive officers, as well as potential successors to each member of the management team. Position descriptions Our Board of Directors has developed position descriptions for each of the chief executive officer and chief financial officer, which are discussed below. 31

*Chief executive officer*

Our Board of Directors believes that our chief executive officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high-achieving organizations. In addition, our Board of Directors expects our chief executive officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our Board of Directors, our chief executive officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

*Chief financial officer*

Our Board of Directors believes that our chief financial officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company's plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our Board of Directors expects our chief financial officer to have public company experience, strong analytical and business valuation skills, knowledge of national securities exchanges, such as the NYSE and TSX, international experience and an extensive global network. According to our Board of Directors, our chief financial officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

**Management committee**

In accordance with our articles of association, the Board of Directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a management committee. The management committee consists of at least three, and a maximum of seven, members. The members are not required to be shareholders or directors of the Company. The Board of Directors may not delegate its powers related to general guidance of our business or acts reserved to the Board of Directors pursuant to the 1915 Law.

The following table sets forth the members of our management committee, and their respective positions as of December 31, 2018. The term of the members of our management committee expires on August 17, 2019.

| Name | Age | Principal Residence | Position |
|---|---|---|---|
| Tito Botelho Martins Junior ............ | 56 | São Paulo, Brazil | Chief Executive Officer |
| Rodrigo Nazareth Menck.................. | 44 | São Paulo, Brazil | Senior Vice President Finance and Group Chief Financial Officer |
| Mauro Davi Boletta .......................... | 58 | São Paulo, Brazil | Senior Vice President Smelting |
| Leonardo Nunes Coelho .................. | 41 | Lima, Peru | Senior Vice President Mining |
| Valdecir Aparecido Botassini .......... | 58 | São Paulo, Brazil | Senior Vice President Project Development & Execution |
| Jones Aparecido Belther.................. | 51 | São Paulo, Brazil | Senior Vice President Mineral Exploration & Technology |
| Ricardo Moraes Galvão Porto ......... | 45 | Lima, Peru | Senior Vice President Commercial & Supply Chain |

32

Family relationships among executives Our executives do not have any family relationships among themselves or with any other of our employees. SHAREHOLDER COMMUNICATIONS Shareholders may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows: Nexa Resources S.A. 37A, Avenue J.F. Kennedy L-1855 Luxembourg, Grand-Duchy of Luxembourg Attn: Legal Department Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters. PROPOSALS OF SHAREHOLDERS Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2019 Annual General Meeting of Shareholders must comply with the requirements contained in article 14.5 of our Articles. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements. WHERE YOU CAN FIND MORE INFORMATION Nexa files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (+1) 202 551-6551 for further information on the public reference room. Nexa’s SEC and Canadian securities filings are also available to the public on the SEC’s internet website at www.sec.gov and on Canadian securities regulatory authorities’ internet website at www.sedar.com. In addition, Nexa’s SEC filings are also available to the public on Nexa’s website, https://ir.nexaresources.com/shareholdersmeeting. Information contained on Nexa’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document. 33

Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting to be Held on June 18, 2019 Information is now available regarding the 2019 Annual General Meeting of Shareholders (the “Meeting”) at https://ir.nexaresources.com/shareholdersmeeting. YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD. With respect to all of the proposals and matters considered at the Annual General Meeting, common shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder. If you wish to attend the Annual General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 14, 2019 by contacting our Investor Relations department at ir@nexaresources.com. Additional details regarding requirements for admission to the Annual General Meeting are described in the Proxy Statement under the heading “Who May Attend the Annual General Meeting?” If you are a holder of record of our common shares as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date; in order to vote at the Meeting you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at the close of business (EDT) on May 13, 2019 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting. If you are a holder of common shares you will be entitled to vote at the Annual General Meeting or any adjournment or postponement thereof. Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the Annual General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Revocation of Proxies?” Luxembourg May 15, 2019 34